JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2006 NOV -6 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018135

SUPPL

PECD/JAK

01 November 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller plc Trading Update – 12 October 2006**
2. **SABMiller plc – Notification of Major Interests in Shares – 13 October 2006**
3. **SABMiller Tender Offers for Shares in Subsidiaries in Ecuador – 18 October 2006**
4. **Outcome of SABMiller Tender Offer to Acquire Remaining Bavaria S.A. Shares in Columbia – 18 October 2006**
5. **SABMiller plc - Blocklisting Six Monthly Return – 20 October 2006**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Trading Statement
Released: 12/10/2006

RECEIVED

2006 NOV -9

OFFICE OF INTERNATIONAL CORPORATE

RNS Number:3410K
SABMiller PLC
12 October 2006

12 October 2006

SABMiller plc Trading Update

SABMiller plc today provided an update regarding trading during the six-month period to 30 September 2006, which is the first half of its current financial year. The calculation of the group's organic growth rate excludes volumes for South America which became part of the group in October 2005.

"The group's lager sales volumes grew by some 9% on an organic basis in the period, whilst financial performance was in line with management's expectations.

In South America, favourable trading conditions continued with all countries delivering strong performances, resulting in 11% growth overall in lager volumes for the first half, on a pro forma basis. In Peru, competitor activity at lower prices has stimulated sales volumes. Our integration activities in the region are proceeding well, and we have commenced a period of increased investment in the market place as evidenced by the recent launches in the premium segment of Peroni Nastro Azzurro in Colombia and Barena in Peru. In Central America, both beer and soft drink volumes were up by some 6%, reflecting an improvement in trading conditions.

Europe continued to perform well with organic growth in lager volumes of 8%, assisted by additional consumption during the World Cup. Poland continued to achieve strong growth notwithstanding challenging comparatives, driven by our principal Polish brands, Tyskie and Zubr, which are the top two brands in the market. Russia recorded volume growth of over 20%, reflecting double digit gains for Zolotaya Bochka, Kozel, Miller Genuine Draft and Redds. Romania also reported double digit growth, driven by our Timisoreana brand. Both the Czech Republic and Italy achieved marginal growth in volumes. Our new UK business maintained its good momentum, and during the period Peroni Nastro Azzurro volumes increased by over 25%.

In North America, Miller's US domestic sales to retailers (STRs) were down by 3.6% on an organic, comparable trading day basis. Volumes continued to be affected by the 2005 competitive price reductions and market share gains by the import and craft beer segments. Miller Lite brand volumes declined marginally on an adjusted basis, whilst Miller's key economy brand volumes declined by mid-single digit levels. In the worthmore sector, Miller achieved encouraging volume growth resulting from innovation in the Leinenkugel's range and expanded distribution for our newly launched Peroni Nastro Azzurro brand.

Our Africa and Asia business delivered organic growth of over 20% in lager volumes. China recorded organic growth in excess of 25%, with all regions contributing to this good performance. During this six month period, CRSnow became China's largest brewer and its national brand Snow, the country's largest beer brand, achieved strong growth. In Africa (excluding Zimbabwe) lager volumes grew by 6%, with volumes in Tanzania advancing in mid-single digits. Strong gains were achieved in Mozambique and Uganda, outweighing the volume decline in Botswana resulting from the prior years' local currency devaluations.

In South Africa, lager volumes were ahead by almost 1% following strong growth in the prior year. Sales mix improved as a result of good growth in our portfolio of premium brands. Soft drink volumes increased by some 1%, following growth of 10% in the comparable prior year period during which weather conditions were particularly favourable."

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TSTMBBRTMMBBBTF

REG-SABMiller PLC Holding(s) in Company
Released: 13/10/2006

RECEIVED

2006 NOV -6 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:4260K
SABMiller PLC
13 October 2006

SABMiller plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Number of shares held
Capital Guardian Trust Company:	
State Street Nominees Limited	849,800
Bank of New York Nominees	255,300
Northern Trust	101,700
Chase Nominees Limited	1,909,010
BT Globenet Nominees Ltd	174,400
Midland Bank plc	405,700
Cede & Co	62,600
Bankers Trust	355,100
Barclays Bank	8,900
Royal Trust	8,800
Brown Bros.	16,700
Nortrust Nominees	948,700
MSS Nominees Limited	15,400
State Street Bank & Trust Co.	49,500
Citibank	6,900
Citibank NA	13,600
HSBC Bank plc	1,200
Mellon Bank N.A	57,000
ROY Nominees Limited	8,600
Mellon Nominees (UK) Limited	284,000
HSBC (Malaysia)	12,600
JP Morgan Chase Bank	179,400
Capital International Limited:	
State Street Nominees Limited	32,200
Bank of new York Nominees	727,800
Northern Trust	486,500
Chase Nominees Limited	609,600
Midland Bank plc	44,800
Citibank London	10,000
Morgan Guaranty	83,700
Nortrust Nominees	709,300
MSS Nominees Limited	10,500
State Street Bank & Trust Co.	237,800
Lloyds Bank	3,300
Citibank	5,900
Deutsche Bank AG	3,900

HSBC Bank plc	249,400
Mellon Bank N.A.	35,800
Northern Trust AVFC	53,100
KAS UK	10,000
Mellon Nominees (UK) Limited	31,900
Bank One Limited	44,000
JP Morgan Chase Bank	2,800
Raiffeisen Zentral Bank	99,300
Fortis Bank	2,500
Metzler Seel Sohn & Co.	2,600
Nordea Bank	20,300
Bayerische Hypo Und Vereinsbank AG	4,000
Capital International S.A.:	
Chase Nominees Limited	128,600
Midland Bank plc	3,700
State Street Bank & Trust Co.	12,300
Lloyds Bank	5,800
Citibank NA	4,400
HSBC Bank plc	40,500
JP Morgan Chase Bank	4,100
Metzler Seel Sohn & Co.	3,200
Capital International, Inc.:	
State Street Nominees Limited	278,800
Bank of New York Nominees	101,300
Northern Trust	6,100
Chase Nominees Limited	330,700
Midland Bank plc	8,100
Bankers Trust	4,600
Nortrust Nominees	43,300
State Street Bank & Trust Co.	20,500
Citibank	3,800
Citibank NA	54,300
HSBC Bank plc	10,100
JP Morgan Chase Bank	15,900
Capital Research and Management Company:	
State Street Nominees Limited	1,119,234
Chase Nominees Limited	33,679,724
JPM Nominees Ltd	28,000
State Street Bank & Trust Co.	164,000

5. Number of shares / amount of stock acquired

This is the first notification received from this shareholder as a result of their holding exceeding 3%.

6. Percentage of issued class

Registered Holder	% held
Capital Guardian Trust Company	0.381
Capital International Limited	0.235
Capital International S.A.	0.014
Capital International, Inc.	0.058
Capital Research and Management Company	2.332

	3.02

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

US$0.10

10. Date of transaction

10 October 2006

11. Date company informed

12 October 2006

12. Total holding following this notification

45,316,968

13. Total percentage holding of issued class following this notification

3.02% of issued ordinary share capital

14. Any additional information

None

15. Name of contact and telephone number for queries

Holly Richards, Company Secretarial Assistant
01483 264 038

16. Name and signature of authorised company official responsible for making this notification

John Davidson, Company Secretary

Date of notification

13 October 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFSAIDLVLIR

REG-SABMiller PLC Tender Offers in Ecuador
Released: 18/10/2006

RECEIVED

2006 NOV -6 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:6474K
SABMiller PLC
18 October 2006

18 October 2006

SABMILLER TENDER OFFERS FOR SHARES IN SUBSIDIARIES IN ECUADOR

SABMiller, one of the world's leading brewers, announces today that it is making simultaneous tender offers ("offers") on the Guayaquil and Quito Stock Exchanges for all the shares in its listed Ecuadorian subsidiaries, Compania de Cervezas Nacionales C.A. ("CCN") and Cerveceria Andina S.A ("Andina"). In addition, a tender offer has been made for all of the shares in its unlisted Ecuadorian subsidiary, Agrilsa Agricola e Industrial S.A. ("Agrilsa"). The offers are being made in cash, at US$36.25 per share in each of the 3 companies. The offer period will commence on 30 October 2006 and will close on 13 December 2006.

The price offered for each CCN share represents a premium of $4.79 (15.23%) and the price offered for each Andina share represents a premium of $4.75 (15.08%), to the average market price for the 30 days prior to 17 October 2006.

SABMiller has an effective economic interest of approximately 92.06% in CCN, 72.34% in Andina and 92.19% in Agrilsa. The total cash consideration payable by SABMiller to minority shareholders, if the 3 offers are accepted in full, will be approximately US$88 million.

CCN is Ecuador's largest brewing business, and is located in Guayaquil. Andina is Ecuador's second largest brewing business and is located in Quito. Both companies produce SABMiller's full portfolio of Ecuadorian beers, including Pilsner, the country's leading lager.

Dependent on the outcome of the offers, SABMiller's intention is to merge the operations of CCN and Andina into one integrated business in Ecuador, with operations in Guayaquil and Quito.

Commenting on the transaction, Barry Smith, President, SABMiller South America, said:

"This process will move us one step closer to integrating our two excellent businesses in Ecuador into a single company, with world class facilities".

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton	Senior Investor Relations Manager	Tel: +44 20 7659 0113
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TENZGMMGMRKGVZM

RECEIVED

2006 NOV -6 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(4)

RNS Number:6493K
SABMiller PLC
18 October 2006

18 October 2006

OUTCOME OF SABMILLER TENDER OFFER TO ACQUIRE REMAINING BAVARIA S.A. SHARES IN COLOMBIA

SABMiller plc ("SABMiller"), one of the world's leading brewers, announces today the acquisition of an additional 516,304 shares in Bavaria S.A. ("Bavaria") in a tender offer which took place on the Colombian Stock Exchange on 12 October 2006. These shares represent 0.21% of Bavaria and increase SABMiller's interest in Bavaria to 97.99%. At the offer price of 46,176 Colombian pesos per share, the total cash consideration paid was approximately 23,841 million Colombian pesos or US$10.1 million, with settlement effected today.

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton	Senior Investor Relations Manager	Tel: +44 20 7659 0113
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and

objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END
OUPBBBDGXSBGGLI

RNS Number:7963K
SABMiller PLC
20 October 2006

SABMiller plc

Blocklisting Six Monthly Return

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Date: 20 October 2006

1. Name of applicant:

SABMiller plc

2. Name of schemes:

(i)	Executive Share Purchase Scheme (RSA)
(ii)	UK Approved Share Option Scheme
(iii)	UK No 2 Unapproved Share Scheme
(iv)	SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 20 April 2006 To 19 October 2006

4. Balance under scheme from previous return:

Name of Scheme	Ordinary shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	3,761,761
(ii) UK Approved Share Option Scheme	147,580
(iii) UK No 2 Unapproved Share Scheme	4,875,709
(iv) *SABMiller plc International Employee* Share Option Scheme	3,280,267

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

Name of Scheme	Ordinary shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	828,800
(ii) UK Approved Share Option Scheme	17,871

Group Company Secretary, for and on behalf of SABMiller plc

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRMMBMTMMTTBRF